UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                   NOTIFICATION OF LATE FILING              SEC FILE NUMBER

                                                              000-22611
                                                              ---------

                                                             CUSIP NUMBER

                                                             20476A 10 0
                                                             -----------

(Check One): [ ] Form 10-K and Form 10-KSB  [ ] Form 20-F    [ ] Form 11-K
             [X] Form 10-Q and Form 10-QSB  [ ] Form N-SAR

         For Period Ended:    September 30, 1999
                               -----------------

  [ ] Transition Report on Form 10-K
  [ ] Transition Report on Form 20-F
  [ ] Transition Report on Form 11-K
  [ ] Transition Report on Form 10-Q
  [ ]  Transition Report on Form N-SAR
  For the Transition Period Ended:  ________________________________

Read Instruction (on back page) Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                         PART I - REGISTRANT INFORMATION

                                Compu-DAWN, Inc.
                                ----------------
                             Full Name of Registrant
                            ________________________
                            Former Name if Applicable

                        333 First North Street, Suite 200
                        ---------------------------------
            Address of Principal Executive Office (Street and Number)

                        Jacksonville Beach, Florida 32250
                        ---------------------------------
                            City, State and Zip Code



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                        PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                              PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

         The Company was unable to complete and file its Quarterly Report on Form 10-QSB for the three months ended September 30, 1999 within the prescribed time period due to a change in the Company's auditors in October 1999.

                           PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

   David Greenspan                 (904)                         249-0926
   ---------------                 -----                         --------
      (Name)                    (Area Code)                 (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [ X ] Yes [ ] No



(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ X ] Yes [ ] No

         If  so,  attach  an  explanation  of  the  anticipated   change,   both
         narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.





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     Revenues for the three months ended  September  30, 1999,  from  continuing operations, were $30,000 as compared to $0 for the three months ended September 30, 1998 and 358,000 for the nine-month period ended September 30, 1999 versus $0 for the same period in the previous year. The revenue is primarily comprised of Internet subscription fees.

     The total costs and expenses for the three month period ended September 30, 1999 were $1,575,000 as compared to $7,000 for the comparative period of the prior year. Additionally, the Company's total costs and expenses for the nine month period ended September 30, 1999 and 1998 were $2,356,000 and $18,000, respectively. The costs and expenses are directly related to those charges supporting the Internet access book of business that began operations in January of 1999 and the start-up in the public safety software business in 1998.

     The Company's third quarter consolidated operating loss from continuing operations for 1999 was $1,533,000 as compared to $48,000 for the same period in 1998 and for the nine month period ended September 30, 1999 the consolidated operating loss was $1,806,000 versus $103,000 compared to the same period last year. The losses are largely attributable to the expenses realized in conjunction with the Internet access business that began operations in January of 1999 and the start-up in the public safety software business in 1998.


                                Compu-DAWN, Inc.
                                ----------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date   November 16, 1999                      By:  /s/ David Greenspan
     -------------------                           ---------------------------
                                                   David Greenspan
                                                   Chief Financial Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)





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